EXHIBIT 99(f)
COMPETITION

         HL&P and other members of the electric utility industry, like other regulated industries, are being subjected to technological, regulatory and economic pressures that are increasing competition and offer the possibility for fundamental changes in the industry and its regulation. The electric utility industry historically has been composed of vertically integrated companies which largely have been the exclusive providers of electric service within a governmentally- defined geographic area. Prices for that service have been set by governmental authority under
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principles that were designed to provide the utility with an opportunity to recover its costs of providing electric service plus a reasonable return on its invested capital.

         By legislation adopted in 1978, Congress contributed to the development of new sources of electric generation by freeing cogenerators (i.e., facilities which produce electrical energy along with thermal energy used for industrial processes, usually the generation of steam) from most regulatory constraints applicable to traditional utilities, such as state and federal pricing regulation and organizational restrictions arising under the 1935 Act. This legislation contributed to the development of approximately 40 cogeneration facilities in the highly industrialized Houston area, with a power generation capability of over 5,000 MW. As a consequence, HL&P has lost some industrial customers to self-generation (representing approximately 2,500 MW), and additional projects continue to be considered by customers.

         In 1992 Congress authorized, in the Energy Policy Act, another category of wholesale generators, Exempt Wholesale Generators (EWGs). Like cogenerators, these entities exist to sell electric energy at wholesale, but unlike cogenerators, EWGs may be formed for the generation of electricity without regard to the simultaneous production of thermal energy. Congress chose to free EWGs from the structural constraints applicable to traditional utilities under the 1935 Act, but Congress also authorized traditional utilities to form such entities themselves without being burdened by those restrictions. At the same time, Congress placed significant limitations on the ability of traditional utilities to purchase power in their own service territories from an affiliated EWG.

         There are increasing pressures today by both cogenerators and exempt wholesale generators for access to the electric transmission and distribution systems of the regulated utilities in order to have greater flexibility in moving power to other purchasers, including access for the purpose of making retail sales to either affiliates of the unregulated generator or to other customers of the regulated utility. In February 1995, a new entity sought permission from the Public Utility Commission of Texas (Utility Commission) to construct a transmission line within HL&P's service territory for the purpose of transmitting power from a cogeneration facility owned by an industrial concern to an affiliate of that concern. This proceeding has been docketed by the Utility Commission, but currently is in its early stages.

         Neither federal nor Texas law currently permits retail sales by unregulated entities. However, changes to the Federal Power Act made in the Energy Policy Act of 1992 increase the power of the Federal Energy Regulatory Commission (FERC) to order utilities to transmit power generated by both regulated and unregulated entities to other wholesale customers, and efforts are underway in some states that may lead to broader authorization of transmission access for such entities and even to retail sales by such entities. HL&P anticipates that some of those arguments will be advanced in the current session of the Texas legislature during the consideration of the re-enactment to the Public Utility Regulatory Act (PURA), which governs electric regulation in
Texas.
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         Traditional utilities such as HL&P also face increased competition from alternate energy sources, primarily natural gas. Gas suppliers increasingly are seeking to supplant traditional electric loads with gas-powered equipment, such as gas-powered chillers in air conditioning installations.

         HL&P continues to maintain an aggressive approach in attempting to preserve its existing customer base. HL&P has instituted various programs to reduce its costs and has adopted aggressive marketing programs to identify and respond to customer needs. One example is HL&P's development of the San Jacinto Steam Electric Station, a rate-based cogeneration facility that will begin service in 1995. In addition, in February 1995, the Utility Commission approved a new tariff proposed by HL&P that will allow special pricing for industrial customers who can demonstrate the ability to obtain electric service on terms more favorable than HL&P's traditional tariff offerings. While such pricing may retain such customers and minimize the prospect that HL&P would be left with stranded investment whose costs might have to be borne by customers who have no other alternatives, HL&P's revenues and earnings will be reduced from such pricing tariffs.

         In addition, HL&P and nine other Texas investor-owned utilities are supporting a legislative proposal for amendment to the PURA. That proposal calls for (i) a streamlined resource planning process, (ii) competitive bidding for new generation capacity requirements, (iii) regulatory incentives that reward efficiency and innovation and (iv) granting utilities pricing flexibility to meet the changing needs of their customers. These changes, if adopted in the form proposed by the utilities, would enhance the flexibility of regulated entities to address competition, while also providing utility customers with the benefits of more diverse energy supplies.

         Under rules adopted by the Utility Commission and under interconnection guidelines adopted by the Electric Reliability Council of Texas, Inc., through which a number of utilities and unregulated suppliers are connected, HL&P and other Texas utilities have provided for movement of power for both regulated and unregulated power suppliers at compensatory rates. Unregulated power suppliers continue to seek additional access and more favorable pricing provisions.

         At this time it is impossible to predict what changes to the electric utility industry will emerge as a result of any legislative changes that may be adopted by the Texas legislature. Nor is it possible to predict what other changes to the industry will emerge from federal regulatory and legislative initiatives or from regulatory decisions of the Utility Commission, though, it seems likely that such changes ultimately will increase the competition HL&P faces in supplying electric energy to its customers.

                           REGULATION OF THE COMPANY
FEDERAL

         The Company is a holding company as defined in the 1935 Act; however, based upon the intrastate operations of HL&P and the exemptions applicable to the affiliates of HI Energy, the Company is exempt from regulation as a "registered" holding company under the 1935 Act except with respect to the acquisition of voting securities of other domestic public utility companies and holding companies. The Company has no present intention of entering into any transaction which would cause it to become a registered holding company subject to regulation by the Securities and Exchange Commission (SEC) under the 1935 Act. In November 1994, the SEC issued a Concept Release that called for comments on a broad range of topics relevant to regulation of both registered and exempt companies under the 1935 Act. In calling for comments, the SEC acknowledged that significant changes are affecting the electric utility industry, and in responding, some utilities have argued for repeal or substantial modification of the 1935 Act and the regulation it provides. At this time, no prediction can be made as to what changes, if any, will result from this review by the SEC, but repeal or significant modification to the 1935 Act may have an effect on the electric utility industry. In addition, it is possible that changes to the 1935 Act and its interpretation would eliminate some distinctions between exempt and registered companies in their regulation under the 1935 Act, possibly in ways that would increase the regulatory burdens on exempt companies such as the Company.
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